UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gobi Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4022Y 104

(CUSIP Number)

July 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:     G4022Y 104

(1)	NAME OF REPORTING PERSONS
PAG Investment LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
26,662,500*
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
26,662,500*
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,662,500*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
84.0%
(12)	TYPE OF REPORTING PERSON*
CO

* Includes up to 187,500 shares subject to forfeiture in the event that the underwriters’ overallotment option is not exercised in full.

CUSIP NO.:     G4022Y 104

(1)	NAME OF REPORTING PERSONS
PAG Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
26,662,500(1)*
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
26,662,500(1)*
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,662,500*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
84.0%
(12)	TYPE OF REPORTING PERSON*
CO

(1) Solely in its capacity as the general partner of PAG Investment, LP.

* Includes up to 187,500 shares subject to forfeiture in the event that the underwriters’ overallotment option is not exercised in full.

CUSIP NO.:     G4022Y 104

(1)	NAME OF REPORTING PERSONS
PAG Capital II Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
26,662,500(1)*
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
26,662,500(1)*
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,662,500*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
84.0%
(12)	TYPE OF REPORTING PERSON*
CO

(1) Solely in its capacity as the sole shareholder of of PAG Limited.

* Includes up to 187,500 shares subject to forfeiture in the event that the underwriters’ overallotment option is not exercised in full.

Item 1(a).	Name of Issuer:

Gobi Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

33/F, Three Pacific Place

1 Queen’s Road East,

Hong Kong

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

PAG Investment LP

PAG Limited

PAG Capital II Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For PAG Investment LP:

PO Box 472, 2nd Floor,

Harbour Place,

103 South Church St.,

George Town, Grand Cayman KY1-1106,

Cayman Islands

For PAG Limited:

PO Box 472, 2nd Floor,

Harbour Place,

103 South Church St.,

George Town, Grand Cayman KY1-1106,

Cayman Islands

For PAG Capital II Limited:

Commence Chambers,

P.O. Box 2208, Road Town,

Tortola, British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

PAG Investment LP — Cayman Islands

PAG Limited — Cayman Islands

PAG Capital II Limited — British Virgin Islands:

Item 2(d).	Title of Class of Securities:

Class A ordinary shares of the Issuer, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

G4022Y 104

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 31,737,500 Class A ordinary shares outstanding, which is the sum of (i) 25,300,000 Class A ordinary shares outstanding as of June 28, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 2, 2021, and (ii) 6,437,500 Class A ordinary shares issuable upon the conversion of the 6,437,500 Class B ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on this Schedule.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7th, 2021

PAG Investment LP

By:	/s/ Jack Li
Name:	Jack Li
Title:	Power of Attorney

PAG Limited

By:	/s/ Jack Li
Name:	Jack Li
Title:	Power of Attorney

PAG Capital II Limited

By:	/s/ Jack Li
Name:	Jack Li
Title:	Power of Attorney

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement